UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70830

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Opencash Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1120 Nasa Parkway, Ste 220C
(No. and Street)

Houston	TX	77058
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Andre Norman	832-981-2306	andre@opencashbrokerage.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

M&K CPAS, PLLC
(Name – if individual, state last, first, and middle name)

24955 Interstate Hwy 45, Ste 400	The Woodlands	TX	77380
(Address)	(City)	(State)	(Zip Code)

07/18/2006	2738
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Andre Norman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Opencash Securities, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MATTHEW BOLTON
Notary ID #134190463
My Commission Expires
February 8, 2027

Signature:

Title:
President

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

OPENCASH SECURITIES LLC

FINANCIAL STATEMENTS

Including Report of Independent Registered Public Accounting Firm

For the Year ended December 31, 2024

OPENCASH SECURITIES LLC

Index to the Financial Statements

M&K CPAS PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Opencash Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Opencash Securities LLC as of December 31, 2024, the related statements of operations, changes in member equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Opencash Securities LLC. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company incurred a loss during the year ended December 31, 2024, and is dependent on capital contributions from its member to ensure the Company's survival, all of which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of Opencash Securities LLC 's management. Our responsibility is to express an opinion on Opencash Securities LLC 's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Opencash Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital And Aggregate Indebtedness Pursuant To SEC Rule 15c3-1, has been subjected to audit procedures performed in conjunction with the audit of Opencash Securities LLC 's financial statements. The supplemental information is the responsibility of Opencash Securities LLC 's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to

test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital And Aggregate Indebtedness Pursuant To SEC Rule 15c3-1, is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ M&K CPAS, PLLC

M&K CPAS, PLLC
We have served as Opencash Securities LLC's auditor since 2024
The Woodlands, TX
March 3, 2025

OPENCASH SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION

		December 31, 2024
ASSETS		
Current assets:		
Cash and cash equivalents	$	445,604
Prepaid assets		3,337
Total current assets		448,941
Other assets:		
Deposits		647
Total other assets		647
Total assets	$	449,588
LIABILITIES AND MEMBER EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$	31,747
Related party payables		35,962
Total liabilities		67,709
MEMBER EQUITY		381,879
Total liabilities and member equity	$	449,588

The accompanying notes are an integral part of these financial statements.

OPENCASH SECURITIES LLC
STATEMENT OF OPERATIONS

		Year Ended December 31, 2024
Revenue	$	-
Operating costs and expenses:		
Salary and related		364,903
Professional fees		61,780
General and administrative		40,082
Total operating costs and expenses		466,765
Loss from operations before income taxes		(466,765)
Income tax expense		-
Net loss		(466,765)

The accompanying notes are an integral part of these financial statements.

OPENCASH SECURITIES LLC
STATEMENT OF MEMBER EQUITY

Balance, December 31, 2023	$	257,741
Contributions from Parent		800,305
Cash distribution to member		(111,997)
Settlement of related party receivable		(97,405)
Net loss		(466,765)
Balance, December 31, 2024	$	381,879

The accompanying notes are an integral part of these financial statements.

OPENCASH SECURITIES LLC
STATEMENT OF CASH FLOWS

		Year Ended December 31, 2024
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(466,765)
Changes in operating assets and liabilities:		
Prepaid assets		(2,741)
Deposits		288
Accounts payable and accrued liabilities		30,919
Related party payables		35,962
Net cash (used in) operating activities		(402,337)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net cash provided by investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions from Parent		800,305
Distributions to member		(111,997)
Net cash provided by financing activities		688,308
Net increase in cash and cash equivalents		285,971
Cash and cash equivalents - beginning of period		159,633
Cash and cash equivalents - end of period	$	445,604
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the period for:		
Interest	$	-
Income taxes	$	-
Non-cash investing and financing activities:		
Settlement of related party receivable	$	97,405

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Nature of Business

Opencash Securities LLC (the "Company") is a limited liability company which was formed in the state of Delaware on July 19, 2021 and is a wholly owned subsidiary of Opencash Finance, Inc. ("Member"). During the year ended December 31, 2024, Opencash Finance, Inc. was acquired by Investview Financial Group Holdings, LLC (the "Parent" and is a fully owned subsidiary of Investview, Inc. (the "Ultimate Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") since November 22, 2022. The Company is also a member of the Securities Investor Protection Corporation ("SIPC"). As a limited liability company, the Member's liability is limited to its investment.

The Company plans to engage in the business of an introducing broker dealer.

Basis of Accounting

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States and are expresses in U.S. dollars. The Company's fiscal year end is December 31.

The financial statements of the Company have need prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash

The Company maintains its bank account in a high credit quality financial institution. The balance at times may exceed federally insured limits.

Revenue from Contracts with Customers

Under Topic 606, revenue is recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

We determine revenue recognition through the following steps:

- identification of the contract, or contracts, with a customer;
- identification of the performance obligations in the contract;
- determination of the transaction price;
- allocation of the transaction price to the performance obligations in the contract; and
- recognition of revenue when, or as, we satisfy a performance obligation.

The Company did not recognize revenue during the year ended December 31, 2024.

Income Taxes

The Company is included in the income tax returns filed by its Member, which files as a C corporation. The Company calculates the provision for income taxes by using a "separate return" method. Under this method, the Company is assumed to file a separate return with the tax authority, thereby reporting the Company's taxable income or loss and paying the applicable tax to or receiving the appropriate refund from its Member. The Company's current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-period separate return. The Company provides deferred taxes on temporary differences and on any carryforwards that the Company could claim on the Company's hypothetical return and assesses the need for a valuation allowance on the basis of the projected separate return results.

Deferred income tax assets and liabilities arise from operating loss carry forwards, other carry forwards and temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. In addition to future tax benefits from carry forwards, deferred tax balances are determined by applying the enacted tax rate to future periods for differences between the financial statement amounts and the tax basis of assets and liabilities.

The Company recognizes, and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. At December 31, 2024, management has determined that the Company had no uncertain tax position that would require financial statement recognition.

Advertising and Marketing

The Company expenses advertising and marketing costs as incurred. The Company incurred $0 in advertising and marketing expenses for the period ended December 31, 2024.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Current accounting literature clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, accounting literature established a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows.

Level 1. Observable inputs such as quoted market prices in active markets;
Level 2. Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The Company had no assets or liabilities that were measured and recognized at fair value on a non - recurring basis as of December 31, 2024, and as such, had no assets or liabilities that fell into the tiers described above.

Lease Obligation

We determine if an arrangement is a lease at inception. Operating leases are included in the operating lease right-of-use asset account, the operating lease liability, current account, and the operating lease liability, long term account in our balance sheet. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease.

Operating lease right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. For leases in which the rate implicit in the lease is not readily determinable, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. We have elected to not apply the recognition requirements of ASC 842 to short-term leases (leases with terms of twelve months or less). Lease terms include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for operating lease arrangements is recognized on a straight-line basis over the lease term. We have elected the practical expedient and will not separate non-lease components from lease components and will instead account for each separate lease component and non-lease component associated with the lease components as a single lease component.

Recent Accounting Pronouncements

All new accounting pronouncements recently issued or issued but not yet effective are not expected to have a material impact on our results or operations, cash flows or financial position.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8 to 1). Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2024, the Company had net capital of $377,895 which was $372,895 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.1792 to 1.0000 as of December 31, 2024.

NOTE 3 – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2024.

The Company currently rents office space under a one-year lease that will expire in December 2025. The Company does not account for the lease under ASC 842 due to the lease being short-term.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its Ultimate Parent. Under the agreement, amounts paid by the Ultimate Parent such as payroll and benefits, IT services, insurance, and other contractor fees are allocated to the Company on a monthly basis. Allocated expenses to the Company for the year ended December 31, 2024, amounted to approximately $336,267. Amounts repaid to the Ultimate Parent by the Company for the year ended December 31, 2024, amounted to approximately $300,305. As of December 31, 2024, the Company owed its Ultimate Parent $35,962 for expenses incurred under the expense sharing agreement.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE 5 – MEMBER EQUITY

Amounts received by the Company as contributions from the Parent during the year ended December 31, 2024 were $800,305. Amounts distributed to the Company’s former Member during the year ended December 31, 2024 were $209,402 which consisted of cash of $111,997 and the repayment of an informal loan of $97,405.

NOTE 6 – INCOME TAXES

The provision for income taxes is summarized as follows:

Current income tax expense	$ -
Deferred income tax benefits	-
Income tax expense	$ -

Significant components of deferred tax assets are as follows:

Deferred tax asset:		
NOL Carryover	$	20,610
Amortization		67,561
Deferred tax valuation allowance		(88,171)
Net deferred tax asset	$	-

As of December 31, 2024, the Company has a net operating loss carryforward for income tax purposes that may be used to reduce taxable income of future years of $98,145. The deferred tax asset arising from the net operating loss carryforward of $20,610 as of December 31, 2024 has been fully reserved as there is less than a 50% chance of it being realized. Utilization of some of the federal and state net operating losses carryforwards are subject to annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating losses before utilization.

NOTE 7 – CLEARING AGREEMENTS

On August 1, 2024, the Company entered an agreement with a clearing broker to execute and clear, on a fully disclosed basis, accounts of customers introduced to them by the Company.

NOTE 8 – STATEMENT RELATED TO SIPC RECONCILIATION

SEA Rule 17a-S(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-S(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE 9 – GOING CONCERN

The Company had a net loss of $466,765 for the year ended December 31, 2024. This matter among others, raise substantial doubt about the Company’s ability to continue as a going concern.

The Company’s financial statements are prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business. While the Company’s Parent intends to continue to make capital contributions, as needed, there are no guarantees. Management is focusing on introducing customers to their clearing broker to increase revenue.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events occurring through the date that the financial statements were issued and have determined that the following event requires disclosure.

Effective January 1, 2025, there was a corporate reorganization resulting in Opencash Finance, Inc. being a wholly owned subsidiary of Investview, Inc.

SUPPLEMENTAL INFORMATION

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

		Year Ended December 31, 2024
COMPUTATION OF NET CAPITAL		
Member equity	$	381,879
Deductions and/or charges:		
Non-allowable assets:		
Prepaid assets		3,337
Deposits		647
Total deductions and/or charges		3,984
Net capital before haircuts on securities positions		377,895
Haircuts on securities positions		-
Net capital	$	377,895
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities from statement of financial position	$	67,709
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirement of the greater of 6 2/3% of aggregate indebtedness or $5,000	$	5,000
Excess net capital	$	372,895
Ratio: Aggregate indebtedness to net capital		0.1792 to 1

Reconciliation with Company's Computation of Net Capital included in Part IIA of Form X-17A-5 as of December 31, 2024.

There is no material difference between the preceding computation and the Company's corresponding net capital as reported in the Company's Part IIA of Form X-17A-5 as of December 31, 2024.

OPENCASH SECURITIES LLC
SCHEUDLE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2024

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule afterwards. The Company does not hold funds for security for, or owe money or securities to, customers.

OPENCASH SECURITIES LLC
SCHEUDLE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2024

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule afterwards. The Company did not maintain possession or control of any customer funds or securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Opencash Securities LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report pursuant to SEC Rule 17a-5, in which (1) Opencash Securities LLC (the Company) claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Opencash Securities LLC stated that Opencash Securities LLC met the identified exemption provisions throughout the period January 1, 2024, to December 31, 2024 without exception.

Opencash Securities LLC.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Opencash Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the provisions set forth in paragraph(k)(2)(ii) of rule 15c3-3 under the Securities Exchange Act of 1934.

/s/ M&K CPAS, PLLC

M&K CPAS, PLLC
The Woodlands, TX
March 3, 2025

Opencash Securities LLC
1120 NASA Parkway Ste 220C Houston, TX 77058

February 26, 2025

OPENCASH SECURITIES LLC

EXEMPTION REPORT
PERIOD ENDED DECEMBER 31, 2024

Opencash Securities LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5. “Reports to be made by certain brokers and dealers”). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R §15c3-3 under the following provisions of 17 C.F.R §240.15c3-3: (k)(2)(ii)

And

2. The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3 (k)(2)(ii) throughout the period January 1, 2024, to December 31, 2024 without exception.

I affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Andre Norman
Chief Executive Officer Opencash Securities LLC